082-03116

GREAT QUEST
METALS LTD.

SEC
Mail Processing
Section

FEB 19 2008

Washington, DC

February 8, 2008

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

[redacted]

08000945

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 8, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

February 8, 2008

Great Quest Strengthens its Land Position in the Kenieba Area in Mali, West Africa

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the acquisition of the 8 square kilometer Comifa gold concession in Mali, West Africa, which is north, west and adjacent to the Company's Kenieba gold concession. Great Quest recently announced an increase in the NI 43-101 compliant, inferred mineral resource to 324,000 ounces of gold in the Djambaye 2 gold zone on the Kenieba gold concession. Because of the success of its exploration program in the Kenieba concession, Company management considers it an excellent opportunity to be able to add to its holdings in the area.

The Comifa concession is held by a Malian company. African Metals Corporation holds an option to acquire a 95% interest in the Comifa concession, subject to a 1% royalty on production. Under the terms of the agreement with African Metals, Great Quest is acquiring all of the rights and obligations under the option agreement between the Malian company and African Metals by issuing 100,000 shares of its capital stock to African Metals on approval by the TSX Venture Exchange. A further 50,000 shares will be issued in the event of the completion of a stand-alone, bankable feasibility study on mineral resources located solely on the concession. Finally, 50,000 shares will be issued at the start of any production from the concession. In addition, Great Quest will pay the remaining option payments as long as exploration on the concession continues to be favorable. Of the original commitment totalling $115,000, $34,000 has been paid. A total of $11,500 to be paid to the Malian company is required every six months.

This is a valuable addition to Great Quest's portfolio of concessions in Mali, and it strengthens the Company's position in the important Kenieba district.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President

END

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838